



04015249

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED
MAR -1 2004
WASH. D.C. 158

SEC FILE NUMBER
8- 29716

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cheevers & Company **Inc**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

440 S. LaSalle Street – CHX Trading Floor
                                        (No. and Street)

Chicago,   Illinois   60605
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kathleen T. Cheevers   (312) 663-2794
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
                           (Name – if individual, state last, first, middle name)

220 S. State Street,   Chicago,   Illinois   60604
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Kathleen T. Cheevers_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Cheevers & Company_____ , as of _____December 31,_____ , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

```
"OFFICIAL  SEAL"
    ERICA TEBO
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 2/26/2007
```

Sworn and subscribed to me on the
26th day of February, 2004.

_____
Signature

President
_____
Title

Erica Tebo
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHEEVERS & COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2003

(FILED PURSUANT TO RULE 17a-5(d)

UNDER THE SECURITIES EXCHANGE ACT

OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES

Accountants and Auditors

220 SOUTH STATE STREET · SUITE 1910

CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Cheevers & Company
Chicago, Illinois 60605

I have audited the accompanying statement of financial condition of Cheevers & Company as of December 31, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cheevers & Company as of December 31, 2003, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

Chicago, Illinois
February 26 2004

CHEEVERS & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 640,745
Receivables from broker/dealers	688,478
Securities owned, at market value	393,348
Deposits with brokers	92,005
Exchange membership, at cost-	
(Market value $15,000)	36,000
Other assets	4,324
Total assets	$ 1,854,900

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 231,853

Stockholder's Equity

Common stock, no par value; authorized		
10,000 shares; issued and outstanding		
5,000 shares	$ 5,000	
Additional paid in capital	240,211	
Retained earnings	1,377,836	
Total stockholder's equity		1,623,047
Total liabilities and stockholder's equity		$ 1,854,900

The accompanying notes to the financial statements are an integral part of this statement.

CHEEVERS & COMPANY
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue

Floor brokerage	$ 3,971,980	
Net trading	5,832	
Interest and dividends	23,846	
Total revenue		$ 4,001,658

Expenses

Compensation and related expenses	1,513,422	
Clearing and execution charges	36,572	
Communications	12,063	
Other operating expenses	216,725	
Total expenses		1,778,782
Net income		$ 2,222,876

The accompanying notes to the financial statements are an integral part of this statement.

CHEEVERS & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2003	$ 5,000	$ 240,211	$ 2,043,459	$ 2,288,670
Net income			2,222,876	2,222,876
Dividends paid			(2,888,499)	(2,888,499)
Balance, December 31, 2003	$ 5,000	$ 240,211	$ 1,377,836	$ 1,623,047

The accompanying notes to the financial statements are an integral part of this statement.

CHEEVERS & COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From (Used) In Operating Activities:

Net income	$2,222,876	
Items which did not affect cash:		
Depreciation	261	
Changes in assets and liabilities:		
Receivables from broker/dealers	112,419	
Deposits with brokers	18,241	
Other assets	(2,024)	
Accounts payable and accrued expenses	87,349	
Net cash from (used) in operating Activities		$ 2,439,122

Cash Flows From (To) Investing Activities:

Decrease in securities owned	60,633	
Net cash from (to) investing Activities		60,633

Cash Flows From (To) Financing Activities:

Payment of shareholder's dividends	(2,888,499)	
Net cash from (to) financing activities		(2,888,499)
Net increase (decrease) in cash		(388,744)
Cash at beginning of year		1,029,489
Cash at end of year		$ 640,745

Supplemental Information:

The following cash amounts were paid
during the year ended December 31, 2003 for

Income taxes	$ -0-
Interest expense	$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

CHEEVERS & COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

(1) **Summary of Significant Accounting Policies**

The Company was incorporated under the laws of the State of Illinois on December 27, 1993. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business is providing floor execution on the Chicago Stock Exchange. Operations commenced during June, 1994.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Brokerage income is earned and recorded on the settlement date of the transaction.

Securities owned are valued at quoted market prices consistent with industry practice.

Property and equipment are stated at cost and depreciated using the straight line and accelerated method over the estimated useful lives of the assets.

For purposes of the statement of cash flows, the Company considers all cash on hand, amounts due from banks and short-term investments to be cash equivalents.

(2) **Net Capital Requirements**

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2003, the Company had net capital and net capital requirements of $1,123,049 and $100,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

(3) **S Corporation Election**

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's sole stockholder.

(4)   **Securities Owned**

Marketable securities owned consists of trading and investment securities at quoted market values, as illustrated below:

	Owned
Corporate domestic common stocks- at market	$ 9,541
Money Market Investment	960
Corporate bonds	26,020
Municipal bonds	356,827
Total	$ 393,348

(5)   **Retirement Plan**

The Company has a profit sharing plan (defined contribution) retirement plan covering all employees with one year of service. The amount of contributions to the plan is determined annually by the Board of Directors, and may vary from zero to fifteen percent of covered compensation.

Contributions to the plan were $161,540 for the year ended December 31, 2003. This amount is reflected in accrued expenses at December 31, 2003.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | Cheevers & Company | as of | 12/31/03 |

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 1,623,047 | 3480
2. Deduct ownership equity not allowable for Net Capital .... 19 ( ) | 3490
3. Total ownership equity qualified for Net Capital .... 1,623,047 | 3500
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... | 3520
   B. Other (deductions) or allowable credits (List) .... | 3525
5. Total capital and allowable subordinated liabilities .... $ 1,623,047 | 3530
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 469,921 | 3540
   B. Secured demand note deficiency .... | 3590
   C. Commodity futures contracts and spot commodities-
      proprietary capital charges .... | 3600
   D. Other deductions and/or charges .... | 3610 (469,921) | 3620
7. Other additions and/or allowable credits (List) .... | 3630
8. Net capital before haircuts on securities positions .... 20 $ 1,153,126 | 3640
9. Haircuts on securities (computed, where applicable,
   pursuant to 15c3-1 (f)):
   A. Contractual securities commitments .... $ | 3660
   B. Subordinated securities borrowings .... | 3670
   C. Trading and investment securities:
      1. Exempted securities .... 18 | 3735
      2. Debt securities .... | 3733
      3. Options .... | 3730
      4. Other securities .... 30,077 | 3734
   D. Undue Concentration .... | 3650
   E. Other (List) .... | 3736 (30,077) | 3740
10. Net Capital .... $ 1,123,049 | 3750

OMIT PENNIES

There are no material modifications between the above
audited net capital computation and the Company's
unaudited filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Cheevers & Company	as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) .... $ 15,457 | 3756 |

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
   of subsidiaries computed in accordance with Note (A) .... $ 100,000 | 3758 |

13. Net capital requirement (greater of line 11 or 12) .... $ 100,000 | 3760 |

14. Excess net capital (line 10 less 13) .... $ 1,023,049 | 3770 |

15. Excess net capital at 1000% (line 10 less 10% of line 19) ....₂₂$ 1,099,864 | 3780 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition.. $ 231,853 | 3790 |

17. Add:
   A. Drafts for immediate credit..................................... ₇₁$ _____ | 3800 |
   B. Market value of securities borrowed for which no equivalent
      value is paid or credited .... $ _____ | 3810 |
   C. Other unrecorded amounts (List)................................. $ _____ | 3820 | $ _____ | 3830 |

19. Total aggregate indebtedness .... $ 231,853 | 3840 |

20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) .... % 21 | 3850 |

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) .... % _____ | 3860 |

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule
   15c3-3 prepared as of the date of the net capital computation including both brokers or dealers
   and consolidated subsidiaries' debits .... $ _____ | 3870 |

23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
   requirement of subsidiaries computed in accordance with Note (A) ....₂₃$ _____ | 3880 |

24. Net capital requirement (greater of line 22 or 23) .... $ _____ | 3760 |

25. Excess net capital (line 10 less 24) .... $ _____ | 3910 |

26. Net capital in excess of:
   5% of combined aggregate debit items or $120,000 .... $ _____ | 3920 |

There are no material modifications between the above
audited computations and the Company's unaudited filing.

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note
covered by subordination agreements not in satisfactory form and the market values of memberships in
exchanges contributed for use of company (contra to item 1740) and partners' securities which were
included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
non-allowable assets.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Cheevers & Company   as of ___12/31/03___

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon

which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... | 4550 |

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of

customers" maintained .... | 4560 |

C. (k) (2)(B)—All customer transactions cleared through another

broker-dealer on a fully disclosed basis. Name of clearing

firm ▼ _____ | 4335 | K(2)(ii) | 4570 |

D. (k) (3)—Exempted by order of the Commission .... | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
▼ 32	4600	4601	4602	4603	4604	4605
▼ 33	4610	4611	4612	4613	4614	4615
▼ 34	4620	4621	4622	4623	4624	4625
▼ 35	4630	4631	4632	4633	4634	4635
▼ 36	4640	4641	4642	4643	4644	4645
▼ 37	4650	4651	4652	4653	4654	4655
▼ 38	4660	4661	4662	4663	4664	4665
▼ 39	4670	4671	4672	4673	4674	4675
▼ 40	4680	4681	4682	4683	4684	4685
▼ 41	4690	4691	4692	4693	4694	4695

TOTAL $ ▼ _____ | 4699 |

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the
report date, regardless of whether or not the capital contribution is expected to be renewed. The
schedule must also include proposed capital withdrawals scheduled within the six month
period following the report date including the proposed redemption of stock and payments of
liabilities secured by fixed assets (which are considered allowable assets in the capital computation
pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less
than six months.

WITHDRAWAL CODE: DESCRIPTION

   1.   Equity Capital
   2.   Subordinated Liabilities   See Auditor's Report.
   3.   Accruals
   4.   15c3-1(c)(2)(iv) Liabilities

Accountants and Auditors

220 SOUTH STATE STREET · SUITE 1910

CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

Board of Directors
Cheevers & Company

In planning and performing my audit of the financial statements of Cheevers & Company for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Cheevers & Company that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). The Company is not subject to the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 because it conducts a business with only those who are members of an Exchange. I did not review the practices and procedures followed by the Company (i) in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System; and (ii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry accounts for customers or perform custodial functions relating to customer securities and has no procedures relating thereto.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph..

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, my study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in my audit of the financial statements of Cheevers & Company for the year ended December 31, 2003, and this report does not affect my report thereon dated February 26, 2004.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Certified Public Accountant

Chicago, Illinois
February 26 2004